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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.          )*
                                          ---------

                           First Alliance Corporation
- ------------------------------------------------------------------------------
                                (Name of Issuer)

                               Class A Common Stock
- ------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    317936102
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

         Brian Chisick, First Alliance Corporation, 17305 Von Karman Avenue,
                         Irvine, CA 92614 (714)224-8500
- ------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                       July 31, 1996 and September 6, 1996
- ------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 317936102
          ---------

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Brian Chisick; Sarah Chisick
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
     Not Applicable
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     PF and OO
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     Not Applicable
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               4,260,745 shares of Class A Common Stock by
 by Each Reporting                Brian Chisick
 Person With                 --------------------------------------------------
                              (8) Shared Voting Power
                                  6,430,500 shares of Class A Common Stock by
                                  Brian and Sarah Chisick
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  4,260,745 shares of Class A Common Stock by
                                  Brian Chisick
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  6,430,500 shares of Class A Common Stock by
                                  Brian and Sarah Chisick
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     Brian Chisick: 10,691,245 shares of Class A Common Stock; Sarah Chisick:
     6,430,500 shares of Class A Common Stock
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     Brian Chisick: 74%; Sarah Chisick: 44%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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ITEM 1.  SECURITY AND ISSUER

This statement relates to shares of the Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), of First Alliance Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 17305 Von Karman Avenue, Irvine, California 92614. The shares of Class A Common Stock to which this statement relates either are issued and outstanding or are issuable upon conversion of outstanding shares of the Company's Class B Common Stock, $.01 par value per share (the "Class B Common Stock," and, together with the Class A Common Stock, the "Common Stock"). Such conversion may occur at the option of the holder thereof or upon the occurrence of certain events, including the transfer by the holder of such shares to anyone other than certain persons affiliated with such holder. The Class A Common Stock and the Class B Common stock are substantially identical in all respects except for voting. Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to four votes per share. Except as provided under applicable law, the Class A Common Stock and the Class B Common Stock vote as a single class on all matters submitted to the Company's stockholders.

ITEM 2.  IDENTITY AND BACKGROUND

I.     Brian Chisick

(a)    Brian Chisick

(b)    17305 Von Karman Avenue, Irvine, California 92614

(c)    Chief Executive Officer and President of the Company

(d) Mr. Chisick has not been convicted in a criminal proceeding during the last five years.

(e) During the last five years Mr. Chisick has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)    United States

II.    Sarah Chisick

(a)    Sarah Chisick

(b)    17305 Von Karman Avenue, Irvine, California 92614

(c)    Vice President of the Company

(d) Mrs. Chisick has not been convicted in a criminal proceeding during the last five years.

(e) During the last five years Mrs. Chisick has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order


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       enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)    United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In a merger effectuated in connection with the initial public offering of the Company in July 1966, First Alliance Mortgage Company, a California corporation ("FAMCO"), became a wholly-owned subsidiary of the Company. Prior to such merger, the only shareholders of FAMCO were Brian Chisick, as the sole trustee of certain trusts, and Mr. Chisick and his wife, Sarah Chisick, as co-trustees of another trust. As consideration for the merger Mr. and Mrs. Chisick received 6,385,500 shares of Class B Common Stock in their capacities as co-trustees of the trust for which they are co-trustees and Mr. Chisick received 4,257,000 shares of Class B Common Stock in his capacity as trustee of the trusts for which he is the sole trustee. In addition, in September
1996 the trust of which Mr. and Mrs. Chisick are co-trustees acquired a total of 45,000 shares of Class A Common Stock, and in February 1997 3,745 shares of Class A Common Stock were purchased for the benefit of their grandchildren.

ITEM 4.  PURPOSE OF TRANSACTION

The acquisition of shares of Class B Common Stock by Mr. and Mrs. Chisick was effectuated pursuant to the Company's initial public offering in July 1996. On August 6, 1997 the Company filed a Registration Statement on Form S-3, file number 333-32993 (the "Registration Statement") for the proposed public offering of 3,392,500 shares of its Class A Common Stock, including 2,950,000 shares and an over-allotment option to underwriters to purchase up to 442,500 additional shares. All of these 3,392,500 shares currently are held of record by Mr. and Mrs. Chisick, as co-trustees, as shares of the Company's Class B Common Stock. Conversion to an equal number of shares of Class A Common Stock would occur with the proposed transfer. Mr. and Mrs. Chisick currently intend to hold the remainder of the shares of Class B Common Stock they hold for investment purposes, although they may sell any number of such shares pursuant to one or more underwritten public offerings or otherwise. Except for such offerings, Mr. and Mrs. Chisick have no plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries (except for the proposed acquisition of Standard Pacific Savings, F.A. as more fully described in the Registration Statement);

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;


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(f)    any other material change in the Company's business or corporate structure;

(g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12)g)(4) of the Act; or

(j)    any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

I.     Brian Chisick

(a) Mr. Chisick beneficially owns an aggregate of 10,642,500 shares of Class B Common Stock, representing 99% of the outstanding Class B Common Stock, and 48,745 shares of Class A Common Stock, representing approximately 1% of the outstanding Class A Common Stock. The shares of Class A Common Stock and the shares of Class B Common Stock beneficially owned by Mr. Chisick represent 74% of the outstanding Common Stock and 91% of the outstanding voting power of the Company.

(b) Mr. Chisick has sole voting and dispositive power over 3,745 shares of Class A Common Stock, shared voting and dispositive power over 45,000 shares of Class A Common Stock, sole voting and dispositive power over 4,257,000 shares of Class B Common Stock, and shares voting and dispositive power over 6,385,500 shares of Class B Common Stock with Mrs. Chisick.

(c) In a series of transactions effectuated in September 1996 and February 1997, an aggregate of 48,745 shares of Class A Common Stock was acquired through the public market at a weighted average price $22.20 per share. Mr. Chisick is a co-trustee with respect to 45,000 such shares and sole trustee with respect to 3,745 such shares.

(d)    Not Applicable.

(e)    Not Applicable.

II.    Sarah Chisick

(a) Mrs. Chisick beneficially owns an aggregate of 6,385,500 shares of Class B Common Stock, representing 59% of the outstanding Class B Common Stock, and an aggregate of 45,000 shares of Class A Common Stock, representing approximately 1% of an outstanding Class A Common Stock. The shares of Class A Common Stock and Class B Common Stock beneficially owned by Mrs. Chisick represent 44% of the outstanding Common Stock and 55% of the outstanding voting power of the Company.


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(b)    Mrs. Chisick shares voting and dispositive power over all such shares of Class B Common Stock with Mr. Chisick.

(c) In a series of transactions effected in September 1996, an aggregate of 45,000 shares of Class A Common Stock was acquired through the public market at a weighted average price of $21.75 per share. Mr. and Mrs. Chisick are co-trustees with respect to such shares.

(d)    Not Applicable.

(e)    Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not Applicable.


                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Dated:  September 8, 1997
                                              ------------------------------

                                              /s/ BRIAN CHISICK
                                       --------------------------------------
                                       Brian Chisick

                                              /s/ SARAH CHISICK
                                       ----------------------------------------
                                       Sarah Chisick


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